UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

 FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:	June 30, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PART I - REGISTRANT INFORMATION

TEGO CYBER INC.

Full Name of Registrant

Former Name if Applicable

8565 S Eastern Avenue, Suite 150

Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89123

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company could not complete the filing of its Annual Report on Form 10-K for the year ended June 30, 2022, by the prescribed due date without unreasonable effort or expense.    As disclosed in the 8-K dated August 25, 2022, on August 23, 2022 the Company received notice of resignation from Harbourside CPA, LLP (“Harbourside”), as the Company’s registered independent registered public accountant. The resignation from Harbourside was a result of their decision to cease operations. The Company appointed BF Borgers CPA PC as the Company's registered independent public accounting firm effective August 24, 2022. This change in independent registered public accountant caused delays in finalizing the materials required to complete the Registrant’s audit for the year ended June 30, 2022. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Shannon Wilkinson	(855)	939-0100
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☒    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☐    No  ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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TEGO CYBER INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TEGO CYBER INC.

Date: September 29, 2022	By:	/s/ Shannon Wilkinson
Shannon Wilkinson
Chief Executive Officer

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